International Release no. 1236 File No. 70-9669

CERTIFICATE OF NOTIFICATION

(RULE 24)

SECURITIES AND EXCHANGE COMMISSION

BY

Scottish Power plc

In accordance with the order of the Securities and Exchange Commission dated December 6, 2000, Holding Company Act Release No. 27290 ( the “Order”), Scottish Power plc (“ScottishPower”) hereby submits its report for the period October 1, 2002 to March 31, 2003 (the “Reporting Period”). The following is a listing of the applicable reporting requirements contained in the Order (each, a “Reporting Requirement”), together with the response thereto. Unless otherwise defined herein, all capitalized terms in this Certificate of Notification shall have the meaning set forth in the Order.

In this report, a conversion ratio of 1 GBP to 1.581 USD has been used.

Reporting Requirement No. 1:    The principal amount, interest rate, term, number of shares, market price per share, sales price per share (if other than market price) and aggregate proceeds, as applicable, of any securities issued by ScottishPower during the reporting period, including securities issued to dividend reinvestment plans and employee benefit plans.

Response:    Ordinary shares were issued by ScottishPower as detailed in the following table.

Date	No. of ScottishPower Ordinary Shares Issued	Market Price/ And Sale Price Details per share (if other than market)	Proceeds GBP	Proceeds USD
	1,597,569	£3.56	£5,685,853	$8,989,334

No debt securities were issued by ScottishPower during the reporting period.

Acquiring Company	Initial Principal Amount	Interest Rate	Term of Loan	USD at 3/31/03
N/A	N/A	N/A	N/A	N/A

Reporting Requirement No. 2:    The amount of guarantees issued during the reporting period by ScottishPower or PacifiCorp, the name of the beneficiary of the guarantee and the terms and purpose of the guarantee.

Response:    On March 28, 2003, ScottishPower executed a deed of guarantee (the Guarantee) in favour of Scottish Power UK plc (SPUK) . Under the Guarantee ScottishPower guarantees all amounts due by SP Finance 2 Limited (SPF2), a wholly owned finance subsidiary company of ScottishPower, under an inter company credit agreement (the Credit Agreement) made on the same date between SPF2 (as borrower) and SPUK (as lender). The amount borrowed by SPF2 under the Credit Agreement was the principal sum of US$1,193,275,000 at an interest rate of 1 month LIBOR (reset monthly) plus 100 basis points, interest computed on the basis of a 360 day year and actual days elapsed.

Reporting Requirement No. 3:    ScottishPower’s aggregate investment, as defined under rule 53, in EWGs and FUCOs as of the end of the reporting period in dollars and as a percentage of ScottishPower’s consolidated retained earnings, and a description of EWG and FUCO investments made during the reporting period.

Response:

A.	As of March 31, 2003 ScottishPower’s consolidated retained earnings calculated in accordance with U.S. GAAP was USD $2,945 million.

B.	ScottishPower’s aggregate investment, as defined in Rule 53, in EWGs and FUCOs as of March 31, 2003 was USD $2,357 million.

C.	ScottishPower’s aggregate investment in EWGs and FUCOs as a percentage of its consolidated retained earnings was 80% as of March 31, 2003.

D.	During the reporting period no EWG and FUCO investments were made. The aggregate investment in FUCOs increased as a result of exchange rate effects.

Reporting Requirement No. 4:    The aggregate amount of securities and the aggregate amount of guarantees issued and outstanding by ScottishPower or if not exempt under the Act, by PacifiCorp since the date of the Order.

Response:    Please see Exhibit A-1 attached hereto.

Reporting Requirement No. 5:    A list of the securities issued by the Intermediate Holding Companies during the reporting period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified

Issuing Company	Acquiring Company	Initial Principal Amount	Interest Rate	Term of Loan	USD at 3/31/03
NA1	ScottishPower	N/A-Ordinary Shares	N/A	N/A	N/A
NA2	ScottishPower	N/A-Ordinary Shares	N/A	N/A	N/A
NAGP	N/A	N/A	N/A	N/A	N/A

Reporting Requirement No. 6:    The amount and terms of any short-term debt issued by PacifiCorp or by any PacifiCorp Subsidiary, and a list of the deposits and withdrawals by any PacifiCorp or any PacifiCorp Subsidiary from Money Pool.

Response:

Short-Term Debt Issued by PacifiCorp

During the Reporting Period

(excluding money pool borrowings reported below)

Utility Subsidiary	Description/Terms of Debt	Amount Issued (USD)	Maximum Outstanding	Balance at 3/31/03
PacifiCorp	Commercial Paper	$5,476,077,000*	$275,525,000	$25,000,000

*	Total Amount Issued during the reporting period includes aggregate total of each overnight borrowing (average overnight trade $38 million each day)and all other issues, some of which represent rollovers.

Commercial Paper issued with a rate range of 1.31% to 2.00%.

No Money Pool borrowings were made during the reporting period.

	Net Amount on Deposit	Net Amount of Borrowings
PACIFICORP	$0	$14,220,297
PACIFICORP GROUP HOLDINGS	$421,165,694	$60,207,885
PACIFICORP FINANCIAL SRVS	$0	$16,741,052
PACIFICORP POWER MARKETING	$0	$407,323,517
PACIFICORP HOLDINGS INC	$52,003,575	$0
PACE	$979,835	$0
PKE	$7,061,559	$0
ENSTOR	$2,898,875	$0
PMI	$14,220,297	$0
PACIFICORP TRANS	$162,916	$0

	$498,492,751	$498,492,751

*	A list of all deposits and withdrawals during the reporting period for each company is available to the SEC staff upon request.

Reporting Requirement No. 7:    The amount and terms of any nonexempt financings consummated during the period by PacifiCorp during the reporting period.

Response:    None

Reporting Requirement No. 8:    The amount and terms of any nonexempt financings consummated by any non-utility PacifiCorp Subsidiary.

Response:    None

Reporting Requirement No. 9:    A table showing, as of the end of the reporting period, the dollar and percentage components of the capital structures of ScottishPower and PacifiCorp.

Response:

For ScottishPower see Exhibits A-3 attached hereto.

For the PacifiCorp Group companies, please see Exhibit A-4 attached hereto.

Reporting Requirement 10:    Copies of ScottishPower’s filings on Form 20-F and semiannual reports to shareholders.

Response:    Filed under cover of Form SE as Exhibit A-5.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission’s File No. 70-9669) to be signed on its behalf by the undersigned thereunto duly authorized.

SCOTTISH POWER PLC

By:	/S/ DAVID T. NISH
David T. Nish Finance Director

Date: June 30, 2003

EXHIBIT INDEX

Exhibit No.	Description	Page

Exhibit A-1	Aggregate Amount of ScottishPower/PacifiCorp Securities Issued Since October 1, 2002 and Outstanding as of the End of the Reporting Period	Filed herewith

Exhibit A-2	Retained Earnings Analysis of PacifiCorp	Filed herewith

Exhibit A-3	ScottishPower March 31, 2003 Rule 24 Capitalization Table	Filed herewith

Exhibit A-4	Capital Structure of PacifiCorp Group Companies	Filed herewith

Exhibit A-5	Copies of ScottishPower’s Filing on Form 20-F and semiannual reports to shareholders	Filed under cover of Form SE